Exhibit 4.12

THIS AGREEMENT is dated as of September ___, 1994 between BROWNING-FERRIS INDUSTRIES, INC., a Delaware corporation
("Parent") and LAIDLAW INC., a Canadian corporation ("the
Stockholder").

WHEREAS, BFI ACQUISITIONS PLC ("Purchaser") is a wholly-owned indirect subsidiary of Parent;

WHEREAS, the Stockholder and a subsidiary or subsidiaries of the Stockholder are the beneficial owners and holders of record of (i) the aggregate number of ordinary shares of 5p each ("Ordinary Shares") and American Depositary Shares evidenced by American Depositary Receipts ("ADS") of Attwoods plc, an English company (the "Company") and (ii) the aggregate number of 8 1/2p Guaranteed Redeemable Convertible Preference Shares of 5p each ("Preference Shares") in the capital of Attwoods (Finance) N.V., a subsidiary of the Company ("Finance Subsidiary"), set forth in Schedule I hereto:

WHEREAS, Purchaser proposes that CS First Boston Limited or an affiliate thereof on behalf of Purchaser make offers (the "Offers") for the outstanding Ordinary Shares, ADS and Preference Shares on substantially the terms and conditions set forth in the draft press announcement attached as Annex A ("Press Announcement") and any additional terms and conditions as may be necessary or advisable under applicable United States securities laws or the requirements of the City Code on Takeovers and Mergers ("Code") and the London Stock Exchange;

WHEREAS Purchaser and the Stockholder have requested Parent to provide Purchaser with a letter of support in terms acceptable to the Purchaser pursuant to which Parent undertakes to make available to Purchaser sufficient funds to enable Purchaser to implement the Offers in full;

WHEREAS Parent is prepared to provide such a letter of support on condition that Stockholder enters into an agreement with Parent on the terms hereinafter provided.

NOW THEREFORE, it is agreed by and between the parties as follows:

1. Definitions. In this Agreement, (a) the term "Option Shares" means the aggregate number of Ordinary Shares, ADS and Preference Shares set forth in Schedule I hereto, whether owned by Stockholder or a subsidiary of Stockholder, (b) the term "Purchase Price" means the aggregate price for the Option Shares set forth in Schedule I hereto, and (c) the term "Option Period" means the period commencing on the date hereof and expiring on the earlier of (i) tenth business day after the Offers, including any extension of the Offers, have lapsed or been withdrawn and (ii) June 30, 1995.

2. Stockholder Undertaking. In consideration of Parent agreeing with the Stockholder to make available to Purchaser the letter of support thereby enabling Purchaser to proceed with the Offers, the Stockholder hereby agrees and undertakes with Parent that if the Stockholder shall receive or become entitled to receive from a sale of the Option Shares made, or from an agreement to sell the Option Shares entered into, during the Option Period, whether from Purchaser or any other person and whether pursuant to the Offers or any competing offer or otherwise, an amount in cash at least equal to the Purchase Price and an additional amount (whether in cash, securities, or any other property) in excess of the Purchase Price ("Excess Amount"). Stockholder shall promptly and in any event within 5 days after receipt of written request from Purchaser pay such Excess Amount to Purchaser. In the foregoing sentence, (i) the references to "Stockholder" shall be deemed to include any nominee or subsidiary of the "Stockholder" in the name of which all or any of the option shares are registered or which beneficially owns all or any of them and (ii) the references to "Purchase Price" shall be deemed to exclude the Contingent Cash Payment referred to in the Press Announcement.

3. (a) Miscellaneous. In this Agreement references to the Offers include any revised or increased offer or offers which may be made by or on behalf of Purchaser (or any affiliate of the Parent); provided that in any such case the terms of such offer or offers are, in the opinion of CS First Boston, no less favorable than the terms set out in the Press Announcement.

     (b) Binding Effect. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

     (c) Amendment. This Agreement may not be amended, modified, altered or supplemented except upon the written agreement of all the parties hereto.

     (d) Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile reproduction or by certified mail (Postage prepaid, return receipt requested to Parent at 757 N. Eldridge, Houston, Texas USA 77079,
          Attention: Corporate Secretary, Fax No. (713) 870-7825, or to the Stockholder at 3221 N. Service Road, Burlington, Ontario, Canada L7R 3Y8, Attention: Senior Vice President and General Counsel, Fax No. (905 332-6550.

     (e) Descriptive Headings. The descriptive headings contained herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     (f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

     (g) Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date hereof.


BROWNING-FERRIS INDUSTRIES, INC.            LAIDLAW, INC.


By:___________________________     By:___________________________

Title:________________________     Title:________________________